[Translation]

Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page

Filing Document (2):                            Report on Bulk Holding

Based on:                                       Article 27-23, Paragraph 1
                                                of the Securities and
                                                Exchange Law

Filed with:                                     Director of Tokai Local
                                                Finance Bureau

Name (3):                                       Fujio Cho, President,
                                                Toyota Motor Corporation

Address or Location of Head Office (3):         1 Toyota-cho, Toyota City,
                                                Aichi Prefecture

Effective Date of Reporting Duty (4):           September 30, 2003

Filing Date:                                    October 3 , 2003

Total Number of Submitter and Joint Holders     2
(persons):

Submitting Method (5):                          Jointly


I. Matters Regarding Issuing Company (6)

----------------------------------------------------------------------------------------------------------------
  Name of Issuing Company                 Tomen Corporation
----------------------------------------------------------------------------------------------------------------
  Company Code                            8003
----------------------------------------------------------------------------------------------------------------
  Listed / Over-the-counter               Listed
----------------------------------------------------------------------------------------------------------------
  Listed Securities Exchange(s)           Tokyo, Osaka, Nagoya
----------------------------------------------------------------------------------------------------------------
  Location of Head Office                 2-18, Nakanoshima 3-chome, Kita-ku, Osaka City, Osaka Prefecture
----------------------------------------------------------------------------------------------------------------

II. Matters Regarding Submitter

    1. Submitter (Bulk Holder)/1 (7)
       (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)

----------------------------------------------------------------------------------------------------------------
  Individual / Judicial person            Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
  Name                                    Toyota Motor Corporation
----------------------------------------------------------------------------------------------------------------
  Address or Location of Head             1 Toyota-cho, Toyota City, Aichi Prefecture
  Office
----------------------------------------------------------------------------------------------------------------
  Former Name
----------------------------------------------------------------------------------------------------------------
  Former Address or Location of
  Head Office
----------------------------------------------------------------------------------------------------------------

    [2] Individual

----------------------------------------------------------------------------------------------------------------
  Date of Birth
----------------------------------------------------------------------------------------------------------------
  Occupation
----------------------------------------------------------------------------------------------------------------
  Name of Company
----------------------------------------------------------------------------------------------------------------
  Address of Company
----------------------------------------------------------------------------------------------------------------


    [3] Judicial Person

----------------------------------------------------------------------------------------------------------------
  Date of Incorporation           August 27, 1937
----------------------------------------------------------------------------------------------------------------
  Name of Representative          Fujio Cho
----------------------------------------------------------------------------------------------------------------
  Title of Representative         President
----------------------------------------------------------------------------------------------------------------
  Business Purposes               Manufacture, sale, leasing and repair of motor
                                  vehicles, ships, aircraft, other transportation
                                  machinery and apparatus, space machinery and
                                  apparatus, and parts thereof, etc.
----------------------------------------------------------------------------------------------------------------

    [4] Place to Contact

----------------------------------------------------------------------------------------------------------------
  Place to Contact and Name of    Yuji Maki, Project General Manager of Financial Reporting
  Person in Charge                Department, Accounting Division
----------------------------------------------------------------------------------------------------------------
  Telephone Number                0565-28-2121
----------------------------------------------------------------------------------------------------------------
  (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
  For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------

    (3) Breakdown of Stock, Etc. Held by Submitter (10)
      [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                    Main Text of Article        Article 27-23,             Article 27-23,
                                     27-23, Paragraph 3       Paragraph 3, Item 1        Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                          86,206,000                        --                         --
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                  A                                          --        G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock               B                                          --        H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition       C                                          --        I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to       D                                                    J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary           E                                                    K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject        F                                                    L
  Securities
----------------------------------------------------------------------------------------------------------------
     Total (shares)                  M        86,206,000    N                   --        O             --
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which      P               --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held        Q        86,206,000
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted      R               --
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

    [2] Percentage of Shares, Etc. Held

----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S       810,061,645
  (shares) (as of September 30, 2003)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                        10.64
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                           --
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)

----------------------------------------------------------------------------------------------------------------
        Date            Kind of Stock, Etc.       Number          Acquisition / Disposal          Unit Price
----------------------------------------------------------------------------------------------------------------
  September 29,        Shares of common stock   86,206,000            Acquisition                   (yen)58
       2003
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)

----------------------------------------------------------------------------------------------------------------
Not applicable.
---------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held
       [1] Breakdown of Funds for Acquisition

----------------------------------------------------------------------------------------------------------------
  Amount of Own Funds (Y) ((yen)1,000)          4,999,948
----------------------------------------------------------------------------------------------------------------
  Total Amount of Borrowed Funds (U)                   --
  ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
  Total Amount of Other Funds (V) ((yen)1,000)         --
----------------------------------------------------------------------------------------------------------------
  Breakdown of Above (V)                               --
----------------------------------------------------------------------------------------------------------------
  Total Amount of Funds for Acquisition         4,999,948
  ((yen)1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------------
  Number        Name            Type of         Name of         Location        Purpose of      Amount
           (Name of Branch)     Business     Representative                     Borrowing       ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
  1        Not applicable.
----------------------------------------------------------------------------------------------------------------
  2
----------------------------------------------------------------------------------------------------------------
  3
----------------------------------------------------------------------------------------------------------------
  4
----------------------------------------------------------------------------------------------------------------
  5
----------------------------------------------------------------------------------------------------------------
  6
----------------------------------------------------------------------------------------------------------------
  7
----------------------------------------------------------------------------------------------------------------
  8
----------------------------------------------------------------------------------------------------------------
  9
----------------------------------------------------------------------------------------------------------------
  10
----------------------------------------------------------------------------------------------------------------

II. Matters Regarding Submitter

   1. Submitter (Bulk Holder)/2 (7)
      (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)

----------------------------------------------------------------------------------------------------------------
  Individual / Judicial person          Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
  Name                                  Towa Real Estate Co., Ltd.
----------------------------------------------------------------------------------------------------------------
  Address or Location of Head           11-27, Meieki 4-chome, Nakamura-ku, Nagoya City, Aichi Prefecture
  Office
----------------------------------------------------------------------------------------------------------------
  Former Name
----------------------------------------------------------------------------------------------------------------
  Former Address or Location of
  Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual

----------------------------------------------------------------------------------------------------------------
  Date of Birth
----------------------------------------------------------------------------------------------------------------
  Occupation
----------------------------------------------------------------------------------------------------------------
  Name of Company
----------------------------------------------------------------------------------------------------------------
  Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person

----------------------------------------------------------------------------------------------------------------
  Date of Incorporation                 August 17, 1953
----------------------------------------------------------------------------------------------------------------
  Name of Representative                Takehiko Kato
----------------------------------------------------------------------------------------------------------------
  Title of Representative               President
----------------------------------------------------------------------------------------------------------------
  Business Purposes                     Real estate development, management and rental
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact

----------------------------------------------------------------------------------------------------------------
  Place to Contact and Name of          Masashi Suzuki, Project General Manager, Accounting Division
  Person in Charge
----------------------------------------------------------------------------------------------------------------
  Telephone Number                      052-584-7161
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)

----------------------------------------------------------------------------------------------------------------
  For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                  Main Text of Article          Article 27-23,          Article 27-23,
                                   27-23, Paragraph 3         Paragraph 3, Item 1     Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                           181,422                       --                             --
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                 A                                     --            G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock              B                                     --            H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition      C                                     --            I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to      D                                                   J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary          E                                                   K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject       F                                                   L
  Securities
----------------------------------------------------------------------------------------------------------------
     Total (shares)                 M       181,422             N         --            O                --
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which     P            --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held       Q       181,422
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted     R            --
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held

----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares     S      810,061,645
  (shares) (as of September 30,
  2003)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                      0.02
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                        --
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)

----------------------------------------------------------------------------------------------------------------
        Date            Kind of Stock, Etc.     Number          Acquisition / Disposal          Unit Price
----------------------------------------------------------------------------------------------------------------
                        Not Applicable
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)

----------------------------------------------------------------------------------------------------------------
  Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held
       [1] Breakdown of Funds for Acquisition

----------------------------------------------------------------------------------------------------------------
  Amount of Own Funds (Y) ((yen)1,000)          --
----------------------------------------------------------------------------------------------------------------
  Total Amount of Borrowed Funds (U)            --
  ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
  Total Amount of Other Funds (V) ((yen)1,000)  --
----------------------------------------------------------------------------------------------------------------
  Breakdown of Above (V)                        --
----------------------------------------------------------------------------------------------------------------
  Total Amount of Funds for Acquisition         --
  ((yen)1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------


       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------------
  Number        Name            Type of         Name of         Location        Purpose of      Amount
          (Name of Branch)      Business    Representative                      Borrowing       ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
  1       Not applicable.
----------------------------------------------------------------------------------------------------------------
  2
----------------------------------------------------------------------------------------------------------------
  3
----------------------------------------------------------------------------------------------------------------
  4
----------------------------------------------------------------------------------------------------------------
  5
----------------------------------------------------------------------------------------------------------------
  6
----------------------------------------------------------------------------------------------------------------
  7
----------------------------------------------------------------------------------------------------------------
  8
----------------------------------------------------------------------------------------------------------------
  9
----------------------------------------------------------------------------------------------------------------
  10
----------------------------------------------------------------------------------------------------------------

IV. Summary List Regarding Submitter and Joint Holders

   1. Submitter and Joint Holders (18)

      Toyota Motor Corporation
      Towa Real Estate Co., Ltd.

   2. Breakdown of Stock, Etc. Held by Submitter and Joint Holders (19)
      (1) Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                        Main Text of Article          Article 27-23,          Article 27-23,
                                         27-23, Paragraph 3        Paragraph 3, Item 1     Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                 86,387,422                                               --
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                     A                                       --         G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition      B                                       --         H
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights   C                                       --         I
  (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to          D                                                  J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts     E                                                  K
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject           F                                                  L
  Securities
----------------------------------------------------------------------------------------------------------------
     Total (shares)                     M         86,387,422       N                       O
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which were    P
  Transferred through a Margin
  Transaction and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held           Q         86,387,422
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted         R
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

     (2) Percentage of Shares, Etc. Held

----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares         S       810,061,645
  (shares) (as of September 30, 2003)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held                     10.66
  by the Above-stated Submitter (%)
  (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held                        --
  Stated in the Preceding Report
  (%)
----------------------------------------------------------------------------------------------------------------